

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

James Hauslein
Chairman and Chief Executive Officer
Jupiter Acquisition Corp.
11450 SE Dixie Hwy
Hobe Sound, FL 33455

> **Re: Jupiter Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 6, 2021**
> **File No. 333-248411**

Dear Mr. Hauslein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2021 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed August 6, 2021

Risk Factors, page 35

1. We note your response to prior comment 1 and the revised disclosures. Please tell us whether the potential limited number of public investors would impact the company's initial and continued listing eligibility. Please also add risk factor disclosure regarding any potential material impact on the public investors, such as the effect on liquidity and increased volatility.

NOTE 5 - Related Party Transactions, page F-13

2. We note your disclosure here that, subject to each anchor investor purchasing 100% of the Units allocated to it in connection with the closing of the offering, each anchor investor

acquired from the Sponsor an indirect economic interest in 100,000 Founder Shares (or an aggregate of 900,000 Founder Shares) at the original purchase price that the Sponsor paid for the Founder Shares. Please revise your disclosure in "Founder shares" at page 16 and elsewhere as appropriate to make clear that the anchor investors will receive this added consideration only if they purchase the full 9.9% allotment they are being offered and to clarify the value of this incentive to the anchor investors. Similarly, please expand your references to the anchor investors having no obligation to vote in favor of the initial business combination (the "IBC") to disclose that they have an additional incentive to vote to approve the IBC insofar as they will receive such founder shares only after completion of the IBC.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon